

Separating AVD's Misleading Claims From Reality

May 16, 2022

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American Vanguard's Attempts to Rewrite the Facts Ring Hollow



- AVD's Board is attempting to recast its performance by cherry-picking **new peers, irrelevant time periods** and **perplexing comps** – which in our view only serves to further underscore the Company's **clear history of underperformance**

- Tellingly, AVD simply **chooses to ignore almost all of the key points** Cruiser has made throughout our private and public engagement

- The Board's arguments to justify its **antiquated corporate governance policies** seemingly discount widely-accepted best practices, and the arguments supporting their directors compared to our nominees **are contradictory and illogical**

- The Company also resorts to lobbing baffling insults and ad hominem personal attacks at Cruiser Capital in a **transparent attempt to distract investors** from the substance of this campaign and **what really matters**

- AVD has a conglomerated portfolio of genetic and proprietary agricultural chemical products that **requires different skillsets and financial structures** to maximize long term value, and AVD's efforts in SIMPAS and ZEVO are diversifications into different end markets. Cruiser's nominees with broader specialty chemical and managerial skillsets **bring this experience** to AVD

- AVD's investor presentation reinforces that the current Board its **not aligned with stockholders, has a casual relationship with the facts and does not recognize the need for change**

> The choice for stockholders is **clear** – vote on the BLUE card for Cruiser's **three highly qualified nominees today**

Questions AVD Leaves Unanswered

➢ If Cruiser's "benchmarking AVD against Specialty Chemicals demonstrates confusion and a lack of understanding of AVD's fundamental attributes and business drivers" why has AVD's Board used both the Morningstar and S&P Specialty Chemicals indices to benchmark itself **for the last 15 years?**

➢ If the Board truly thought Cruiser's nominees – who have invested countless hours and $1.5 million of their own money in AVD – had no interest in serving as directors, **why did the Board not reach out to clarify this seemingly simple question?**

➢ Why has the Board **still not provided Cruiser a list of the Company's "correct" peers** after promising to do so on March 14, 2022 – even as AVD has premiered a whole new "comparable index" for its investor presentation?

➢ Why is the last 7 years the most appropriate time period to measure the Company's TSR – other than the fact that it happens to conveniently coincide with the low in AVD's stock price and **thus create a more favorable comparable?**

➢ Why did the Board not address the $20 cap it put on its stock buyback? **What was the rationale for a) setting that specific price cap on AVD's buyback and b) only disclosing it in a buried footnote six days after the Company announced the buyback?**

➢ If the Q1 results were truly such an outperformance – as opposed to a "pull forward" – **why did the Company not raise its FY 2022 targets? Importantly, AVD gave guidance 22 days before the end of the quarter on March 8 – what measures are in place to budget appropriately?**

➢ How does the Board explain its **numerous oversights and disclosure errors to investors** (including in its last 10-K and 10-Q) and what steps have been taken to address this?

➢ How does the Company continue to claim Cruiser's nominees don't have "relevant industry experience" when two were CEOs of substantially larger businesses, **while not responding to the fact that FMC and UPL have a majority of their Boards' backgrounds coming from outside the AgChem industry?**

Criticisms of Cruiser Demonstrate a Casual Relationship With the Facts

- American Vanguard's Board claims that Cruiser lacks an understanding of AVD's business because we show a benchmark of AVD against two Specialty Chemicals indices which are the same indices the Board has publicly used for the past 15 years



American Vanguard's 10-K:

- **Business Description:** *"American Vanguard Corporation (the "Company" or "AVD") is primarily a **specialty chemical manufacturer** that develops and markets safe and effective products for agricultural, commercial and consumer uses. The Company manufactures and formulates chemicals for crops, human and animal protection."*

- **How AVD benchmarks its performance:** *"The following graph presents a comparison of the cumulative, five-year total return for the Company, the S&P 500 Stock Index, and **a peer group (Specialty Chemical Industry).**"*



Source: 10K Dec 2021

Creating a New Index to Try to Create a False Narrative



- On May 13, AVD premiered a "Small-Cap Agricultural Inputs" index that it has **never used in the past for benchmarking TSR**

  - This new index is comprised of six companies: NuFarm, AgroFresh, Itafos, LSB Industries, CVR Partners and Intrepid

- As a reminder, AVD's proxy peers are:

  - AgroFresh Solutions, Inc. (AGFS), Balchem Corporation (BCPC), Chase Corporation (CCF), CVR Partners LP (UAN), Hawkins, Inc. (HWKN), Innospec Inc. (IOSP), Intrepid Potash, Inc. (IPI), Landec Corporation (LNDC), Livent Corporation (LTHM), LSB Industries, Inc. (LXU), Quaker Chemical Corporation (KWR), Trecora Resources (TREC) and Tredegar Corporation (TG)

- AVD cherry-picked only **4 out of the 13 proxy peers** and also added 2 new companies (Nufarm and Itafos) that they had **never used as proxy peers in the past**

- While Nufarm is part of the peer group that the Company uses to measure its EBIT and Net Sales performance, Itafos has never been mentioned by the Company

- **We believe the primary reason Itafos was included is its poor share price performance that skews the results of the so-called "Small-Cap Agricultural Inputs" index made by the Company**

- Also omitted from the newly created index is Isagro S.p.A, which AVD referred to as a peer almost every year until it was acquired in 2021

  - Including Isagro in the index would have hurt AVD's attempt to show it's positive relative TSR – which we assume is why it was excluded

  - To help with the index calculation, during the 6-year period ending in the August 9, 2021, **Isagro TSR returned +51% vs. AVD's -37%**

Note: Market date as of 5/9/2022; TSR from 5/9/2015 – 5/9/2022; Small-Cap Agricultural Inputs includes NuFarm, AgroFresh, Itafos, LSB, CVR and Intrepid
Source: Market data

Itafos Share Price Chart



Source: Proxy, Market data

Creating a New Index to Try to Create a False Narrative, cont.

- The inclusion of Agrofresh, is **another attempt to deceive investors**

- Agrofresh (AGFS) is the worst performer in AVD's bespoke index and has been essentially a one-product company focused on the apples and pear market. It was bought by a SPAC in a leveraged transaction and has struggled with the fact that its main product went off patent shortly after going public. AGFS' balance sheet, end markets and growth prospects have nothing to do with AVD and its financials have demonstrated no correlation to any crop market

Note: Market date as of 5/9/2022; TSR from 5/9/2015 – 5/9/2022; Small-Cap Agricultural Inputs includes NuFarm, AgroFresh, Itafos, LSB, CVR and Intrepid
Source: Market data



- **We believe the primary reason to include AGFS in any index related to compensation or performance is its poor share price performance that skews the performance of the so-called index made by the Company**

- AVD defined its own **"Ag Peer Group"** in its most recent proxy statement

- **Yet just two weeks later per AVD's investor presentation, apparently none these companies are still appropriate to benchmark it against**

- As Cruiser demonstrated clearly in its TSR presentation, AVD has noticeably lagged all of AVD's peers

"Over the course of a three year performance period, the Company measures the relative growth of EBIT (weighted at 50%) and net sales (weighted at 30%), as compared to the median growth of EBIT and net sales, respectively, of a peer group of companies, which, as of December 31, 2021, consisted of Bayer/Monsanto, BASF, Corteva, Syngenta/Adama, Nufarm, FMC, United Phosphorus and Isagro (the "Ag Peer Group"). Over the past four years, the AgChem Peer Group has changed with industry consolidation. Nevertheless, in the Company's opinion, these companies represent the leading public companies in the AgChem sector; thus, we believe it is appropriate to use these companies as a benchmark against which to compare the Company's financial performance." p.28, 2022 Final Proxy

The irony is that per AVD's own calculations, AVD's TSR against it's very own made up, newly revealed, "Small-Cap Agricultural Inputs Index" has been dramatically poor over the last 1 and 3 years

AVD's Ever-Shifting TSR Goal Posts

CRUISER CAPITAL

- On May 2, in an attempt to claim its Board has delivered "attractive returns and [a] strong performance," AVD cherry-picked a 7-year time frame vs. the Russell 2000 – **an index it had never used before** – even though the relative gain was quite modest
  - As of AVD's investor presentation issued on May 13, the Board **can no longer make that claim**, and it's made clear that AVD now trails that index by -9%
- Instead, in a contorted effort to show favorable TSR, AVD literally unveiled its new index of its own creation to show outperformance over a 7-year period
- Even though the index creation is transparently flawed and clearly cherry-picked, AVD admits that it actually **underperformed that index massively, by over 130% over the last 3 years**


AMERICAN VANGUARD
AVD has performed despite challenging industry dynamics…
Total Shareholder Return Since May 2015 (i.e. last 7 years)
57%
48%
American Vanguard
Small-Cap Agricultural Inputs
Russell 2000 Index

Note: Market date as of 5/9/2022; TSR from 5/9/2015 – 5/9/2022; Small-Cap Agricultural Inputs includes NuFarm, AgroFresh, Itafos, LSB, CVR and Intrepid
Source: Market data

AVD **continues to move the goal posts** in repeated and desperate attempts to hide its chronic underperformance and distract stockholders from the truth

Source: Proxy, Market data

TSR Performance Relative to All "Proxy Peers"



Total Returns for periods ending May 09, 2022	1 Year	3 Year	5 Year	7 Year	10 Year
AgroFresh Solutions	-13%	-37%	-71%	-84%	NA
Balchem	-10%	20%	48%	115%	334%
Chase Corporation	-28%	-11%	-16%	131%	683%
CVR Partners	153%	322%	255%	31%	-1%
Hawkins	8%	107%	62%	111%	172%
Innospec	-1%	23%	64%	148%	282%
Intrepid Potash	124%	78%	175%	-53%	-71%
Landec Corporation	-29%	-11%	-37%	-38%	34%
Livent Corporation	34%	189%	NA	NA	NA
LSB Industries	263%	313%	155%	-48%	-30%
Quaker Chemical Corporation	-36%	-23%	14%	98%	286%
Trecora Resources	4%	-16%	-27%	-30%	-11%
Tredegar Corporation	-22%	0%	14%	-6%	38%
Average	34%	73%	53%	31%	156%
AVD	3%	38%	21%	48%	-13%

AVD has substantially underperformed relative to all proxy peers over every period except for 7 years

Source: FactSet

AVD vs. UPL: A Tale of Different Trajectories

- AVD conveniently excludes "UPL from its comp set" because it says it is unfair to compare AVD to a "larger company"

- We note that UPL has had greater sales, however, **10 years ago UPL's market cap was less than AVD's while today UPL's market cap is more than 12x greater than AVD's**



AVD vs UPL Share Price Chart ($)

Market Capitalization ($mm) as of	AVD	UPL
May 09, 2012	698.1	469.4
May 09, 2022	635.4	7,744.9

Source: FactSet and company filings.
UPL share price and other data coverted to USD using USD/INR exchange rate of 76.7

Comparison of Share Price Performance to Corn Prices is Perplexing…

- **We believe the comparison of AVD's performance to corn prices is only meant to distract stockholders**

- Is AVD trying to say that it shouldn't be expected, or cannot manage to grow AVD in an environment where corn prices are falling?

- AVD made $250 million of acquisitions, diversified its end markets, and at every point corn was still only responsible for a **minority of revenues**



AVD share price outperforms the commodity cycle

This just sounds like **another excuse** to give stockholders for more of the same lack of performance

Comparison of Share Price Performance to Corn Prices is Perplexing...

- AVD's crop diversification chart clearly states that they have a much higher exposure to Fruits & Vegetables as compared to corn. Yet they only used the corn price chart to represent "the Commodity Cycle".

- **Below is a chart comparing AVD's share price performance with the Crop Prices Received Index from USDA NASS and Producer Price Index by Commodity: Farm Products: Fruits and Melons, Fresh/Dry Vegetables and Nuts – "Corn does not on its own represent the "Commodity Cycle"**



A focus on crop diversification has made AVD more resilient through the cycle



Source: USDA, National Agriculture Statistics Service; PPI-Fruits & Vegetables, Crop Prices Received

Declining Margins Tell a Different Story

- If as AVD says, it has enjoyed *"seamless and deliberate execution"* of its strategy, then why is AVD's stock price and market cap the same as it was in March 2014, March 2017 and March 2021? Why did AVD's EBITDA margin decline from roughly 18+% to 11+%?

- **Who on the Board is holding management accountable in appropriately determining this "seamless execution"?**



- Through seamless and deliberate execution, AVD is now more:

(In $ mm)	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Revenue	301.1	366.2	381.0	298.6	289.4	312.1	355.0	454.3	468.2	458.7	556.9
EBITDA	54.3	76.2	75	29.6	32.9	41.5	48.8	61.1	48.6	47.5	56.8
EBITDA Margin	18.0%	20.8%	19.7%	9.9%	11.4%	13.3%	13.7%	13.4%	10.4%	10.4%	10.2%

- AVD's financial disclosures demonstrate no proof or clarity to support AVD's claims that its acquisitions are bought at 7-8x fully burdened EBITDA

- Targets acquired at a meaningfully lower trading multiple (c.7-8x cash / fully burdened EBITDA), thus creating meaningful value for AVD shareholders

Declining Margins Tell a Different Story, cont.

- In a recent press release AVD claims its Board has "overseen acquisitions that have led to $222 million in sales, $33 million in EBITDA and an EBITDA margin of 15%"

- In line with AVD's pattern of making incomplete disclosures, they did not specify the period to which these numbers pertain (FYE? LTM?). **More importantly is what this might indicate**: if true, than the rest of AVD's EBITDA margin profile is much lower, either 7% or 9%

- **This highlights many of the same questions AVD refuses to answer directly.** Why are they unable to maintain margin, particularly when others have? We note that over the years **R&D as a % of sales continues to decline while G&A % of sales continues to rise**

		Total Company	From Acquisitions (as per AVD's Press Release)	Rest of Company (Calculated)
Case 1 - Period ending Mar 31, 2022	**Sales**	590	222	368
	EBITDA	65.8	33	34.4
	Margin	11%	15%	9%
Case 2 - Period ending Dec 31, 2022	**Sales**	557	222	335
	EBITDA	56.8	33	23.8
	Margin	10%	15%	7%

If the acquisitions have actually delivered 15% EBITDA margin, AVD's portfolio excluding acquisitions has only a 9% EBITDA margin for the period ended Mar 31, 2022 or 7% EBITDA margin for the period ended Dec 31, 2021

Management needs to be challenged to hold and improve margins

The "Key Competencies" the Board Ignores



> We believe these are essential skillsets and areas of experience for American Vanguard's Board – or any Board – and it is highly telling that the Company chose to ignore them

Director nominee	Experience improving corporate governance	CEO & Chairman operations leadership experience	Financial expertise	Global manufacturing	Marketing & distribution	Track record of shareholder value creation
Mark Bassett	✓	✓	✓	✓	✓	✓
Pat Gottschalk	✓	✓	✓	✓	✓	✓
Keith Rosenbloom	✓	✗	✓	✗	✗	✓

AVD's Board Qualifications are Questionable

AMERICAN VANGUARD

Alfred Ingulli
Chair of the Finance Committee

- Since 2015 we closed 16 acquisitions – all of them accretive
- Both product line expansion and market access
- Robust acquisition process
- The most p...
- For every o...
- Conservativ...
- Regularly d...

> Unfortunately, the Company has provided no KPIs or metrics to back up this statement

AMERICAN VANGUARD

John Killmer
Lead Director

- Lead Director is fully independent
- Board agenda - defined by non-management directors
- Core strategic issu...
- Executive session
- Full access to man...

> As LID for 11.5 years, we question if he is still "fully independent" and his lack of attention to stockholders

AMERICAN VANGUARD

Esmail Zirakparvar
Chair of Nominating & Corporate Governance Committee

- Committed to best governance and ESG practices
- Closely followed and met California laws on diversity and underrepresentation
- Consistently follow ISS and Glass Lewis to guide our processes
- We curate our board members, using a comprehensive approach toward search, recruitment and interviewing
- We afforded the activist great solicitude in interviewing their nominees but found them lacking in skills and/or desire that would be additive
- Our policy is not to force retirement at age 75, but to closely evaluate directors who have attained that age
- We continue to seek qualified candidates for succession through various means (e.g., LCDA, recruiters, personal contacts)

> This is an inaccurate statement. Glass Lewis voting guidelines generally recommend voting against Nom and Gov chairs that waive Board member age requirements for more than two consecutive years

We believe AVD continues to ignore the facts about its long-tenured Board members

Vote for Real Change at AVD

AVD's poor absolute and relative performance data is indisputable. We hope the Board will stop playing games by making highly selective disclosures, stop wasting management time and stockholder money and get on with the serious business of letting accomplished, independent directors help make the Company **worth much more for all of its stakeholders**



VOTE ON THE
BLUE PROXY CARD

TO ELEVATE AVD